SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

ViroPharma Incorporated

(Name of Issuer) Common Stock, par value $0.002 per share
(Title of Class of Securities) 928241108
(CUSIP Number) July 1, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  928241108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Baker Bros. Advisors LP 13-4093645
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,343,768
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 8,343,768
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,343,768
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.8% (1)
12	TYPE OF REPORTING PERSON (See Instructions) IA

(1)	Based on 65,311,063 shares of common stock outstanding as of April 22 2013, as reported in the Issuer’s Form 10-Q filed with the SEC on May 1, 2013.

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CUSIP No.  928241108

1	NAMES OF REPORTING PEvRSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Baker Bros. Advisors (GP), LLC 46-37147749
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,343,768
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 8,343,768
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,343,768
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.8% (1)
12	TYPE OF REPORTING PERSON (See Instructions) HC

(1)	Based on 65,311,063 shares of common stock outstanding as of April 22 2013, as reported in the Issuer’s Form 10-Q filed with the SEC on May 1, 2013.

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CUSIP No.  928241108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,402,989
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 8,402,989
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,402,989
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS vREPRESENTED BY AMOUNT IN ROW 9 12.9% (1)
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Based on 65,311,063 shares of common stock outstanding as of April 22 2013, as reported in the Issuer’s Form 10-Q filed with the SEC on May 1, 2013.

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CUSIP No.  928241108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,402,989
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 8,402,989
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,402,989
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.9% (1)
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Based on 65,311,063 shares of common stock outstanding as of April 22 2013, as reported in the Issuer’s Form 10-Q filed with the SEC on May 1, 2013.

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CUSIP No.  928241108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) FBB Associates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 59,221
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 59,221
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,221
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (1)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 65,311,063 shares of common stock outstanding as of April 22 2013, as reported in the Issuer’s Form 10-Q filed with the SEC on May 1, 2013.

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Amendment No. 13 to Schedule 13G

This Amendment No. 13 to Schedule 13G amends and supplements the previously filed Schedules 13G filed by Julian C. Baker, Felix J. Baker and Baker Bros. Advisors, LLC. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 2(a)	Name of Person Filing:

On July 1, 2013, a Certificate of Conversion was filed with the State of Delaware to convert Baker Bros. Advisors, LLC from a limited liability company into a limited partnership named Baker Bros. Advisors LP (the “Adviser”). Baker Bros. Advisors (GP) LLC (the “Adviser GP”) is the sole general partner of the Adviser. This Schedule 13G is being filed jointly by the Adviser, the Adviser GP, Felix J. Baker,Julian C. Baker and FBB Associates (collectively, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5633

Item 2(c)	Citizenship:

The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. FBB is a general partnership organized under the laws of the state of New York. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e) ☒ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

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(g) ☒ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Items 5 through 9 and 11 of each of the cover pages to this Amendment No. 12 are incorporated herein reference. Set forth below is the aggregate number of shares of Common Stock of the Issuer directly held by each of the Funds (as defined below), which may be deemed to be indirectly beneficially owned by the Reporting Persons. Such shares of Common Stock are directly held by each of Baker Brothers Life Sciences, L.P. (“Life Sciences”), 14159, L.P. (“14159”), and 667, L.P. (“667”, and together with Life Sciences and 14159, the “Funds”). In addition, Felix J. Baker and Julian C. Baker may be deemed to indirectly beneficially own 59,221 shares of Common Stock directly held by FBB Associates (“FBB”).

Name	Number of Shares of Common Stock
667, L.P.	967,871
Baker Brothers Life Sciences, L.P.	7,194,916
14159, L.P.	172,986
Total	8,335,773

Pursuant to the amended and restated management agreements, as amended, among the Adviser, the Funds and their respective general partners, the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Julian C. Baker and Felix J. Baker are also the sole partners of FBB, a general partnership, and as such may be deemed to be indirect beneficial owners of shares of Common Stock directly held by FBB and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those shares.

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The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds, and this Schedule 13G shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The information in Item 4 is incorporated herein by reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

The information in Item 4 is incorporated herein by reference.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 12, 2013

BAKER BROS. ADVISORS LP

By:	Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB Associates

By:	/s/ Julian C. Baker
Name: Julian C. Baker Title: Partner

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